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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D

                               ----------------

                         NETFRAME SYSTEMS INCORPORATED
                           (Name of subject company)

                        PAYETTE ACQUISITION CORPORATION
                           MICRON ELECTRONICS, INC.
                                   (Bidders)

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                        COMMON STOCK, $0.001 PAR VALUE
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                        (Title of Class of Securities)

                               ----------------

                                  64-1106109
                     (CUSIP Number of Class of Securities)

                               ----------------

          STEVEN P. ARNOLD, ESQ., VICE-PRESIDENT AND GENERAL COUNSEL
                           MICRON ELECTRONICS, INC.
                    900 E. KARCHER ROAD, NAMPA, IDAHO 83687
                                 208-893-3434
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on behalf of Bidders)

                               ----------------

                                   COPY TO:
                           DENNIS R. DEBROECK, ESQ.
                             DAVID W. HEALY, ESQ.
                              FENWICK & WEST LLP
               TWO PALO ALTO SQUARE, PALO ALTO, CALIFORNIA 94036
                                 415-494-0600

                           CALCULATION OF FILING FEE

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        TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**

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              $13,978,445                             $2,895.69

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*  For purposes of calculating the filing fee only. This calculation assumes the purchase of 13,978,445 shares of Common Stock, par value $.001 per share (including the associated Preferred Share Purchase Rights), of NetFRAME Systems Incorporated at $1.00 per share in cash. Such number of shares represents all the shares outstanding as of June 6, 1997.
** The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and includes a Schedule 13D filing fee of $100.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid: None               Filing Party: Not Applicable
    Form of Registration No.: Not Applicable   Date Filed: Not Applicable

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                                SCHEDULE 14D-1
 CUSIP NO. 64-1106109                                      PAGE 2 OF 6 PAGES


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Person
 1.

  Payette Acquisition Corporation
  Applied For
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  Check the Appropriate Box if a Member of a Group
 2.                                                                  (a) [_]
                                                                     (b) [_]

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  SEC Use Only
 3.
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  Sources of Funds AF
 4.
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  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

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  Citizenship or Place of Organization
 6.
  Delaware

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  Aggregate Amount Beneficially Owned by Each Reporting
  Person
 7.
  3,472,797*
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  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
 8.
  N/A
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  Percent of Class Represented by Amount in Row (7)
 9.
  19.9%
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  Type of Reporting Person
10.
  CO

* On June 10, 1997, NetFRAME Systems Incorporated, a Delaware corporation (the "Company"), and Micron Electronics, Inc., a Minnesota corporation ("Micron"), entered into a Stock Option Agreement whereby the Company granted to Micron an option to purchase shares of the Company's common stock representing a 19.9% equity stake in the Company, an amount equivalent to 3,472,797 shares based upon the 13,978,445 shares of the Company's common stock that were issued and outstanding on June 6, 1997. The Option is exercisable by Micron upon the occurrence of certain circumstances as described more fully in Section 10 of the Offer to Purchase dated June 16, 1997.
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                                 SCHEDULE 14D-1
 CUSIP NO. 64-1106109                                      PAGE 3 OF 6 PAGES


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Person
 1.

  Micron Electronics, Inc.
  41-1404301
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  Check the Appropriate Box if a Member of a Group
 2.                                                                  (a) [_]
                                                                     (b) [_]

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  SEC Use Only
 3.
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  Sources of Funds WC
 4.
--------------------------------------------------------------------------------

  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

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  Citizenship or Place of Organization
 6.
  Minnesota

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  Aggregate Amount Beneficially Owned by Each Reporting
  Person
 7.
  3,472,797*
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  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
 8.
  N/A
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  Percent of Class Represented by Amount in Row (7)
 9.
  19.9%
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  Type of Reporting Person
10.
  CO

* The footnote on page 2 is incorporated by reference herein.

  This Tender Offer Statement on Schedule 14D-1 (this "STATEMENT") relates to the offer by Payette Acquisition Corporation ("PURCHASER"), a Delaware corporation and a wholly owned subsidiary of Micron Electronics, Inc. ("MICRON"), a Minnesota corporation and a majority owned subsidiary of Micron Technology, Inc. ("MTI"), a Delaware corporation, to purchase all outstanding shares of Common Stock, par value $.001 per share (the "SHARES") of NetFRAME Systems Incorporated (the "COMPANY"), a Delaware corporation, at a price of $1.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated June 16, 1997 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (which together constitute the "OFFER"), copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively.

  This Statement shall also constitute a Schedule 13D with respect to the Stock Option Agreement, dated as of June 10, 1997 (the "STOCK OPTION AGREEMENT"), entered into between the Company and Micron. Pursuant to the Stock Option Agreement, the Company granted to Micron an option to purchase shares of the Company's Common Stock representing a 19.9% equity stake in the Company. A copy of the Stock Option Agreement is attached hereto as Exhibit
(c)(2).

  The item number and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is NetFRAME Systems Incorporated, a Delaware corporation (the "COMPANY"), which has its principal executive offices at 1545 Barber Lane, Milpitas, California 95035.

  (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $0.001 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2: IDENTITY AND BACKGROUND.

  (a)-(d); (g) This Statement is being filed by Purchaser and Micron. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, Micron and MTI, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, Micron and MTI are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, Micron and MTI") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) During the last five years, none of Purchaser, Micron nor MTI and, to the best knowledge of Purchaser, Micron and MTI, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


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ITEM 3: PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser, Micron and MTI"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Option Agreement; and the Technology License Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser, Micron and MTI"), Section 10 ("Background of the Offer, Contacts with the Company; the Merger Agreement; the Stock Option Agreement and the Technology License Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; Stockholder Approval and Appraisal") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

  (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Option Agreement and the Technology License Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; Stockholder Approval and Appraisal") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares: Nasdaq Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser, Micron and MTI") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser, Micron and MTI"), Section 10 ("Background of the Offer, Contacts with the Company; the Merger Agreement; the Stock Option Agreement; and the Technology License Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; and Stockholder Approval and Appraisal") of the Offer to Purchase is incorporated herein by reference.

ITEM 8: PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 8 ("Certain Information Concerning Purchaser, Micron and MTI") of the Offer to Purchase is incorporated herein by reference.


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ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 17 ("Employment Agreements") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters:
Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in Section 15 ("Certain Legal Matters:
Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference

  (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  (a)(1) Form of Offer to Purchase dated June 16, 1997.

  (a)(2) Form of Letter of Transmittal.

  (a)(3) Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

  (a)(5) Form of Letter to Clients.

  (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Advertisement as published in the Wall Street Journal on June 16, 1997.

  (a)(8) Text of Press Release by Micron and the Company dated June 10, 1997.

  (a)(9) Text of Press Release by Micron dated June 16, 1997.

  (b) None.

  (c)(1) Agreement and Plan of Merger, dated as of June 10, 1997, among Micron, Purchaser and the Company.

  (c)(2) Stock Option Agreement, dated as of June 10, 1997, between the Company and Micron.

  (c)(3) Technology License Agreement, dated June 10, 1997, between the Company and Micron, and all of its subsidiaries and other affiliates.

  (c)(4) Employment Term Sheets, dated June 9, 1997, between the Company and each of Robert L. Puette, Bulent Erbilgin and Terry Hartsfield and dated June 10, 1997, between the Company and Steven Huey.

  (d) None.

  (e) Not applicable.

  (f) None.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 16, 1997

                                          Payette Acquisition Corporation

                                          By:  /s/ T. Erik Oaas
                                             ----------------------------------
                                          Name: T. Erik Oaas
                                          Title: President

                                          Micron Electronics, Inc.

                                          By:  /s/ Joseph M. Daltoso
                                             ----------------------------------
                                          Name: Joseph M. Daltoso
                                          Title: President, Chief Executive
                                           Officer and Chairman

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